BONTAN CORPORATION INC.

NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at February 6, 2008

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the third quarter ended December 31, 2007 should be read in conjunction with the unaudited Consolidated Financial Statements for the nine months ended December 31, 2007, unaudited Consolidated Financial Statements and Management Discussion and Analysis for the three months ended June 30, 2007 and six months ended September 30, 2007 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2007. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This Management Discussion and Analysis is prepared by management as at February 6, 2008. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiaries.

Overview

Summary of Results

During the quarter ended December 31, 2007, the management continued to make significant efforts in securing projects which would fit our business model. The projects that we reviewed related to resource – oil, gas and coal and technology sectors. Further, our key consultant travelled to the US, Europe and Middle East to evaluate and discuss projects that were brought in through his network. We were however unable to reach agreement as regards the terms of some of the projects that would have been within the Company’s business mandate and financial strength.

Meanwhile, the surplus cash on hand continued to be invested in short-term marketable securities.

The following table summarizes financial information for the 3rd quarter ended December 31, 2007 and the preceding seven quarters: (All amounts in ‘000 CDN$ except Net income (loss) per share, which are actual amounts).

Quarters ended	Dec. 31, 2007	Sept. 30, 2007	June30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006
Total Revenue	$ 18	$ 25	$ 123	$ 499	$ 130	$ 89	$ 26	$ 116
Net (loss) income	(170)	(253)	(172)	309	(3)	(91)	(379)	(91)
Working capital	5,692	6,453	6,907	6,625	6,002	6,011	6,095	5,286
Shareholders’ equity	5,694	6,455	6,907	6,624	6,002	6,011	6,095	5,286
Net income(loss) per share - basic and diluted	$(0.01)	$ (0.01)	$ (0.01)	$ -	$ -	$ -	$(0.01)	$ -

Number of common shares, options and warrants

These are as follows:

As at December 31, 2007 and February 6, 2008
Shares issued and outstanding	28,745,743
Warrants issued and outstanding ( a)	12,846,420
Options granted but not yet exercised (b)	4,775,000
Common shares reserved for issuance to Consultants under Consultants compensation plan	1,350,000
Options reserved for issuance under Option plan	1,000,000

(a)

Warrants are convertible into equal number of common shares of the Company within two years of their issuance, at a weighted average exercise  price of US $0.44.The warrants outstanding at December 31, 2007 had remaining contractual life of 0.51 year.

(b)

Options are exercisable into equal number of common shares at an average exercise price of US$0.48 and have a weighted average remaining contractual life of 1.80 years as at December 31, 2007.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2007 for detailed information as the economic and industry factors are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S.  Federal Securities Laws.  All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•

Our lack of substantial operating history;

•

The success of the exploration prospects, in which we have interests;

•

Uninsured risks;

•

The impact of competition;

•

The enforceability of legal rights;

•

The volatility of oil and gas prices;

•

Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

The Company’s primary business plan has been expanded to cover projects not only in resource sector but in all other sectors given the lack of any suitable projects in oil and gas exploration that could satisfy the Company’s business model. Most of the exploration projects that we reviewed so far were either technically highly speculative or not cost effective or demanded unreasonably higher acquisition price. On the other hand, we have recently been approached with projects in high technology, health care and alternative energy sector, which may generate better returns for our capital.

Through its wholly owned subsidiary, the Company will continue to seek highly visible opportunities in countries around the globe that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Results of operations

Three months ended December 31	2007	2006
	in 000' CDN $	in 000' CDN $
Income	18	130
Expenses	(188)	(132)
Net loss for year	(170)	(2)
Deficit at end of period	(32,670)	(32,383)

Overview

The following were the key events during the three months ended December 31, 2007:

1.

We reviewed and discussed five projects – two related to oil and gas explorations, one in health care industry, one in computer hardware and one in coal development. However, our efforts were unsuccessful.

2.

In December 2007, the Board of Directors approved a supplementary 2007 Consultant stock compensation plan to cover one million additional common shares under the Plan. The Plan was registered by way of filing of form F-3 with US Securities and Exchange Commission on December 12, 2007. Total common shares now registered under 2007 Plan are 2.5 million of which 1,350,000 common shares have yet to be issued under the Plan. These shares are usually issued to consultants in lieu of their fees in order to save the Company’s funds for projects.

3.

The surplus funds meanwhile continued to be invested in short term marketable securities. Approximately $4.5 million remained invested in marketable securities. The fair value of these investments at December 31, 2007 was $4.1 million.

The following were the key activities in the quarter ended December 31, 2006:

1.

The company received several exploration participation proposals, of which it carried out detailed due diligence on one oil project proposal but eventually decided against participating in it due to unsatisfactory results of the due diligence.

2.

During the quarter, we also initiated preparation of a prospectus and registration statement in Form F-3 for submission to the US Securities and Exchange Commission in respect of shares issued and issuable under warrants issued under a private placement completed in April 2006.  The prospectus became effective on November 30, 2006.

3.

During the quarter, the Directors approved a new plan – 2007 Consultants Stock Compensation Plan covering 1.5 million common shares of the company for issuance to consultants in settlement of their fees for services to be rendered during 2007.  The Plan was formally filed with a registration statement Form S-8 with the US Securities and Exchange Commission and became effective on January 16, 2007.

4.

The surplus funds continued to be gainfully invested in short-term marketable securities.  The market value of cash and marketable securities at December 31, 2006 went up to $6.5 million from $6.3 million as at September 30, 2006.

Income

Three months ended December 31	2007	2006
	(In 000$)

Realised gain on short term investments	-	111
Interest	18	19
	$ 18	$ 130

Interest Income during the quarters ended December 31, 2007 and December 31, 2006 consisted of interest earned on cash balances with brokerage firms.

Realized gain and loss on disposal of short term investment is being discussed below under expenses.

Expenses

The overall analysis of the expenses is as follows:

Three months ended December 31	2007	2006
	In 000$
Operating expenses	$ 95	$ 111
Stock based compensation	78	75
Translation exchange loss (gain)	(1)	(54)
Loss on disposal of short term investments	16	-
	$ 188	$ 132

Operating Expenses

Travel, promotion and consulting

Three months ended December 31	2007	2006
	In 000$
Travel, meals and entertainment	$ 21	$ 25
Consulting	17	17
Promotion	-	6
	$ 38	$ 48

% of operating expenses	40%	43%

Travel, meals and entertainment

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson, in club fees and travelling to the US in connection with meeting prospective investors and exploring project developers for potential investment leads. Mr. Robinson’s extensive network in the business and finance sectors in North America and Europe has been the main reason for the company’s success in raising funds, in attracting qualified consultants with minimum cash outlay and in securing suitable projects.

Majority of expenses for the quarter ended December 31, 2007 related to his trip to New York in October 2007 to meet with business prospects re coal mining projects. He also met with some of the venture funds managers who could be potential investor in the Company if we could acquire interest in right projects.

Expenses in the third quarter ended December 31, 2006 represented similar visits to the US for business promotion.

Consulting costs

Consulting fees in both the quarters ended December 31, 2007 and 2006 mainly consisted of fees paid to the Administrative Assistant. Other consultants - Mr. Shah, the CEO and CFO and Mr. Robinson, the key consultant - accepted shares instead of cash in lieu of their fees to minimize the cash outlay of the Company.

The Company prefers to settle the fees of their consultants in shares and options in order to retain its funds for business investments purposes.

Other operating costs

Three months ended December 31	2007	2006
	In 000$
Shareholder information	30	35
Other	27	28
	$ 57	63
% of operating costs	60%	57%

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost for the three months ended December 31, 2007 and 2006 consisted of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a related party. The small decrease in shareholder information costs was largely due to favourable exchange rate for Canadian dollar against US dollar which reduced the investor relations fee cost when converted to Canadian dollar.

Other operating costs

These costs include rent, professional fee, telephone, Internet, transfer agents fees and other general and administration costs.

The following were significant changes in other operating costs in 2007 period compared to 2006 period:

a.

During the quarter ended December 31, 2007, cost of Directors and Officers Insurance premium of $4,292 was incurred. The previous year’s quarter had cost of $2,804 since the insurance was obtained only in November 2006 and covered part of the quarter.

b.

Effective April 1, 2007, audit fee has been accrued on a quarterly basis based on an estimated annual fee of $25,000. Thus, a fee of $6,250 was accrued for the quarter ended December 31, 2007. In fiscal 2007 and prior years, audit fee used to be accrued at the year end and not on a quarterly basis.

c.

During the quarter ended December 31, 2006, the Company paid fee of $2,620 to an accounting firm for preparation and filing of US tax returns. This cost was not recurred in the quarter ended December 31, 2007 since the US tax returns were compiled and filed in-house.

d.

During the quarter ended December 31, 2006, legal fees of approximately $8,000 were incurred on preparation and filing of a prospectus to remove legends from shares and warrants relating to the private placement. No such costs were incurred during the quarter ended December 31, 2007.

All other costs remained consistent.

Stock based compensation

Three months ended December 31	2007	2006
	In 000$
Stock compensation	78	75
Deferred stock compensation	41	41

Stock based compensation is made up of the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow. Value of stock compensation expense related to the part of the deferred stock compensation, which related to the services rendered during the quarter, essentially by three consultants – Mr. Kam Shah, the CEO/CFO, Mr. Terence Robinson, the key consultant and Mr. John Robinson. .

During the quarter ended December 31, 2007, the directors approved an amendment to the existing 2007 Consultant stock compensation plan adding one million more common shares to the Plan for distribution to consultants in lieu of their fees. The amended Plan was registered with the US Securities and Exchange Commission on December 12, 2007.

The Company has the following common shares and options unallotted from the existing plans as at December 31, 2007:

a.

1,350,000 common shares under 2007 Consultant stock compensation plan (December 31, 2006: nil)

b.

1,000,000 stock options under 2005 Stock option plan (December 31, 2006: 1,000,000 options)

Exchange Losses and gains

Exchange losses and gains related to translation losses and gains arising from converting US dollar balances into Canadian dollar, which is the reporting unit of currency, on consolidation.

The Company’s treasury transactions – issuance of shares, exercise of warrants and options are in US dollar. Similarly, approximately 18% cash and short term investments are in US dollars.

During the quarter ended December 31, 2007, exchange rates between Canadian dollar and US dollar did not fluctuate much and remained at around CDN$0.99 to US$1. As a result, exchange difference on translation at the end of the quarter was insignificant.

During the quarter ended December 31, 2006, the Company had a gain of $54,151 mainly due to decline in value of the Canadian dollar compared to the US dollar. The exchange rate between these currencies declined from US$1 for CDN$1.12 at September 30, 2006 to CDN$1.17 at December 31, 2006. The Company held approximately US$1.5 million in short-term investments and cash at the end of the quarter which resulted in higher value than the recorded value in Canadian currency.

Liquidity and Capital Resources

Working Capital

As at December 31, 2007, the Company had a net working capital of approximately $5.7 million compared to a working capital of $6.7 million as at March 31, 2007 and $6 million as at December 31, 2006.

Significant decline in working capital as at December 31, 2007 was mainly due to short term investments being valued at a fair market value which was approximately down by $1.4 million compared to the value as at March 31, 2007. This is further elaborated under investment cash flows below.

98% of the working capital – approximately $5.6 million – at December 31, 2007 was in the form of cash and short term investments compared to 94% at March 31, 2007.

Cash on hand and with the brokerage firms as at December 31, 2007 was $1.6 million compared to $3 million as at March 31, 2007.

Overall the company continued to have minimum debts and high amount of cash or assets which can be easily liquidated into cash to enable the Company to take immediate advantage of any attractive business opportunity.

Operating cash flow

During the quarter ended December 31, 2007, operating activities required net cash outflow of $94,588 compared to the net cash out flow of $ 72,172 during the quarter ended December 31, 2006.  The key operating out flows for both the quarters were on investor and media relations fees and travel and consulting. The cash outflows for the quarter ended December 31, 2006 were partly offset by an exchange gain of $54,151. Exchange gain for the quarter ended December 31, 2007 was only $890.

Operating cash requirements were met primarily through cash on hand.

Investment cash flows

A net sum of approximately $513,000 was invested in short-term marketable securities through various brokerage firms during the three months ended December 31, 2007 ($327,000 during the three months ended December 31, 2006).

The funds required were primarily met from the available cash.

The following is a summary of short term investments activities and profile for the quarter ended December 31, 2007:

a. Approximately $4.3 million dollars remained invested in marketable securities of nineteen public companies as at December 31, 2007, whose market value was approximately $3.9 million. These securities were defined as “available for sale” and were valued at the market value as per the new accounting policy. The resultant unrealised loss of $444,535 was disclosed on the balance sheet under equity section as accumulated other comprehensive loss.

b.

Seventeen of the public companies were Canadian listed and traded corporations while the remaining two were listed and traded in the US.

c.

Investment in marketable securities of one Canadian company accounted for approximately 44% of the total investment – carrying value of $1.9 million and market value of $1.8 million.

d.

In addition, the Company has invested approximately $300,000 in three private Canadian companies. These investments were made in common shares of the private corporations at their incorporation stage and therefore had lower costs compared to the costs of the subsequent investors. The primary purpose of our investment was to benefit from a significantly higher return on investment when these corporations go public. All three are expected to go public shortly. Our review of their financial performance to date and discussions with their management indicated that there was no impairment in the value of our investments other than temporary.

e.

The Company realised a loss of $16,441 on the sale of common shares of a Canadian corporation during the quarter ended December 31, 2007. However, cumulatively, for the nine months ended on that date, the Company realised a gain of $ 59,220.

Financing cash flows

During the three months ended December 31, 2007 and December 31, 2006, there was no additional financing activity.

Key contractual obligations

These are detailed in Note 9 – commitments and contingent liabilities to the consolidated unaudited financial statements for the nine months ended December 31, 2007.

The contractual obligations mainly comprised investor and media relation contract and consulting contracts with various key consultants and related parties.

The Company has no further contractual or any other obligations relating to the interest it held in oil and gas projects in the past.

The Company has sub-leased its premises from Current Capital Corp., a related party. There is no long term sub-lease agreement and rent is being determined on the basis of the area occupied and charged at cost on a quarterly basis.

Off balance sheet arrangements

At December 31, 2007 and 2006, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 10 of the consolidated unaudited financial statements for the nine months ended December 31, 2007

Given below is background information on some of the key related parties and transactions with them:

1.

Current Capital Corp. (CCC).  CCC is a related party in following ways –

a.

Director/President of CCC, Mr. John Robinson is a consultant with Bontan

b.

CCC provides media and investor relation services to Bontan under a consulting contract.

c.

Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.

d.

CCC and John Robinson hold significant shares, options and warrants in Bontan.

Bontan shares premises with CCC for which CCC charges rent on a quarterly s based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.

Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.

Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

We are exposed to financial market risks, credit risks on investments and foreign currency exchange rates.  We do not use derivative financial instruments.

Financial Market and Credit Risk

At December 31, 2007 we had invested approximately $4 million (March 31, 2007: $3.3 million) in short-term marketable securities. About 45% (March 31, 2007: 50%) of this investment is in common shares of one Canadian listed and traded corporation.

 A fundamental objective of our investment policy is to obtain better than bank interest return on the surplus funds being held while we review and finalize opportunities for participation in oil and gas or other projects. Our investments are mostly in marketable securities quoted and traded on Canadian or US exchanges. We have consultants with extensive experience monitoring our investments on a daily basis and therefore believe that we will be able to respond on time to any major factors affecting the value of our investments and reduce or eliminate the risks of significant market price fluctuations.

While the value of our holdings has declined significantly as at December 31, 2007, we believe this decline to be temporary and caused by the overall decline in the stock markets around the world. The fundamentals including financial performance of all our investee companies are still strong and will eventually reflect in their higher market prices.

Foreign Currency Risk

The majority of our expenditures is currently in Canadian dollars. As at December 31, 2007; approximately $1.1 million – 19% - of our assets were held in US dollar.  (As at March 31, 2007: $5 million or 75%).  We had a small foreign exchange gain of $890 for the three months ended December 31, 2007 (see Results of Operations – Exchange loss above).   Due to our net United States dollar working capital position in Fiscal 2007 and the increasing value of the Canadian dollar as compared to the United States dollar, we incurred a net foreign exchange loss of $185,820 for the nine months ended December 31, 2007.

Further, the Company also plans activities in different countries involving different local currencies. Exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars.  The Company has not entered into forward foreign exchange contracts in an attempt to mitigate this risk.  To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations, since our subsidiary is fully integrated to the Company.

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2007. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no changes in the accounting policies during the three months ended December 31, 2007.

An error in valuing warrants according to the accounting policy was corrected during the three months ended December 31, 2007. Error resulted from valuation of warrants issued as part of the Units under private placements in 2003 and 2006, on the basis of the Black-Scholes model. This valuation method however resulted in a valuation that exceeded the net proceeds from the private placements and reduction in share capital. We should have adjusted the Black-Scholes valuation using the relative fair value method so as to avoid any reduction in share capital upon completion of the private placements. The valuation was therefore recalculated and an excess debit of $4,745,939 was retroactively reversed from the share capital and warrant value reduced accordingly. This is further explained in Note 13 to the unaudited consolidated financial statements for the nine months ended December 31, 2007. This correction had no effect on total assets, shareholder equity, loss for the period and cash flows for the period.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 and as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the applicable regulatory bodies’ rules and forms.

Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective in relation to the level and complexity of activities in our Company as of the end of the period covered by this report.

Internal Controls over Financial Reporting

The Company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of financial statements in compliance with Canadian generally accepted accounting principles.

The Company’s  Chief Executive Officer and Chief Financial Officer are also responsible for the design of internal controls required in order to provide reasonable assurance that processes used for preparation of financial statements and financial reporting for external purposes are reliable and in accordance with Canadian GAAP. They have evaluated the design of our internal controls and procedures over financial reporting as of the end of the period covered by this report and believe the design to be sufficient to provide such reasonable assurance.

Regardless of how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements due to the inherent limitations of any internal control system.

There were no changes in the company’s internal controls over financial reporting that occurred during the three months ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Current Outlook

Our long-term business plan continues to be focused on becoming a diversified natural resource company with emphasis on investing in major oil and gas exploration prospects. However, we have been trying in vain for the past several months to find suitable projects in oil and gas sector. We have therefore expanded our mandate to look for projects in any other sector so long as they meet our selection criteria and help improve our Company’s value for our shareholders.

Through our wholly-owned subsidiaries, we will continue to seek highly visible opportunities in countries around the globe that offer exciting and attractive propositions. We will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Therefore, our current business model, based on our experience with resource projects handled over the recent past and our assumptions set forth above, envisions the following key features:

a.

Preference will be given to projects that have proven revenue and are on the verge of expansion/diversification

b.

We will invest our resources in projects which involve multiple opportunities;

c.

Preference will be given to projects with other experienced partners who are involved in the project;

d.

We will attempt to allocate our cash or liquidity resources to more than one project.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at  www.edgar.com.